Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended March 31,
	Notes	2024	2023
		(in thousands, except per share data)
		£	£
Research and development expenses		(6,783)	(6,805)
Administrative expenses		(1,581)	(1,648)
Net foreign exchange gains (losses)		95	(695)

Operating loss		(8,269)	(9,148)
Finance income		126	287

Loss before tax		(8,143)	(8,861)
Income tax credit	3	1,305	994

Loss for the period		(6,838)	(7,867)

Basic and diluted loss per share	4	(0.13)	(0.15)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31,
	2024	2023
	(in thousands)
	£	£
Loss for the period	(6,838)	(7,867)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	7	(19)

Other comprehensive income (expense) for the period	7	(19)

Total comprehensive loss for the period	(6,831)	(7,886)

Attributable to:
Equity holders of the Company	(6,831)	(7,886)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		March 31, 2024	December 31, 2023
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,165	2,128
Property, plant and equipment		430	521
Deferred tax asset	3	156	143

		2,751	2,792

Current assets
Prepayments, accrued income and other receivables		2,766	2,671
Current income tax receivable	3	6,416	5,123
Cash and cash equivalents	6	12,868	17,225

		22,050	25,019

Total assets		24,801	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	8	144,870	143,420
Other reserves		79,633	79,173
Accumulated deficit		(214,374)	(207,706)

Total equity attributable to equity holders of the Company		10,129	14,887

Non-current liabilities
Provisions		58	58
Lease liabilities		172	190

		230	248

Current liabilities
Trade payables		5,764	3,375
Payroll taxes and social security		214	155
Accrued expenditure		8,297	8,940
Lease liabilities		167	206

		14,442	12,676
Total liabilities		14,672	12,924

Total equity and liabilities		24,801	27,811

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Three Months Ended March 31,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2023	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the period	—	—	—	—	—	—	(7,867)	(7,867)
Other comprehensive expense for the period	—	—	—	—	(19)	—	—	(19)

Total comprehensive loss for the period	—	—	—	—	(19)	—	(7,867)	(7,886)
Share-based payments	—	—	—	1,141	—	—	—	1,141
Exercise of share options	1	—	—	(90)	—	—	84	(5)

Balance at March 31, 2023	2,096	141,108	(339)	34,752	25	42,466	(188,356)	31,752

Balance at January 1, 2024	2,114	141,306	(339)	37,043	3	42,466	(207,706)	14,887
Loss for the period	—	—	—	—	—	—	(6,838)	(6,838)
Other comprehensive income for the period	—	—	—	—	7	—	—	7

Total comprehensive loss for the period	—	—	—	—	7	—	(6,838)	(6,831)
Share-based payments	—	—	—	626	—	—	—	626
Exercise of share options	2	1	—	(151)	—	—	148	—
Lapse of share options	—	—	—	(22)	—	—	22	—
Issue of share capital	150	1,342	—	—	—	—	—	1,492
Share issue expenses	—	(45)	—	—	—	—	—	(45)

Balance at March 31, 2024	2,266	142,604	(339)	37,496	10	42,466	(214,374)	10,129

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(6,838)	(7,867)
Adjustments for:
Income tax credit	(1,305)	(994)
Amortization and depreciation	136	143
Movement in provisions	—	(55)
Finance income	(126)	(287)
Interest expense on lease liabilities	5	8
Share-based payments	626	1,141
Net foreign exchange (gains) losses	(98)	726

	(7,600)	(7,185)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(87)	(463)
Increase in trade payables	2,390	888
Decrease in payroll taxes, social security and accrued expenditure	(586)	(3,575)

Movements in working capital	1,717	(3,150)

Cash used in operations	(5,883)	(10,335)

Net income tax received	—	—

Net cash used in operating activities	(5,883)	(10,335)

Cash flows from investing activities
Interest received	124	322
Payments for intangible assets	(81)	(159)

Net cash from investing activities	43	163

Cash flows from financing activities
Payments for lease liabilities	(64)	(42)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	1,492	—
Share issue expenses	(45)	—

Net cash from (used in) financing activities	1,386	(41)

Net decrease in cash and cash equivalents	(4,454)	(10,213)
Cash and cash equivalents at beginning of period	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	97	(698)

Cash and cash equivalents at end of period	12,868	31,001

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on Nasdaq since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2023 have been reported on by the Company’s auditor, but not yet delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report. However, the report of the auditor did include a material uncertainty related to going concern disclosure.

2. Material accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months ended March 31, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2023. No new standards, amendments or interpretations have had an impact on the financial statements for the three months ended March 31, 2024. The financial statements comprise the financial statements of the Group at March 31, 2024. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2024 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2024.

Going concern

The Company’s consolidated financial statements have been presented on the basis that it is a going concern. The Company has not generated any revenues from operations to date and does not expect to in the foreseeable future. As such, the Company has incurred recurring losses, has an accumulated deficit totaling £214.4 million and cash flows used in operating activities of £5.9 million as of and for the three months ended March 31, 2024. The Company had £12.9 million of cash and cash equivalents at March 31, 2024.

In reviewing the going concern assessment the Company’s board of directors have considered a going concern period of 12-months from the issuance of these financial statements. Based on our current operating plan, our cash and cash equivalents on hand will not be sufficient to fund our anticipated operations for the entirety of the going concern assessment period. As the Company intends to continue to progress its research and development activities, there will be a requirement to seek additional capital within the going concern period to fund operations, which the Company may obtain from additional equity financings, debt financings or other sources. If the Company is unable to obtain additional capital, the Company will be required to delay or reduce its research and development programs which could negatively impact its ability to generate future sustainable operating revenues and profits.

As a result of these matters, there is uncertainty related to the ability of the Company to raise sufficient additional capital within the going concern period, prior to its cash balances being exhausted. These events or conditions raise substantial doubt about the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most material effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2023.

3. Income tax

	For the Three Months Ended March 31,
	2024	2023
	(in thousands)
	£	£
Current tax:
In respect of current period U.K.	1,272	988
In respect of prior period U.K.	22	—
In respect of current period U.S.	(1)	(1)

	1,293	987
Deferred tax:
In respect of current period U.S.	12	8
In respect of prior period U.S.	—	(1)

Income tax credit	1,305	994

The income tax credit recognized primarily represents the U.K. research and development tax credits. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023).

	March 31, 2024	December 31, 2023
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	6,414	5,121
U.S. tax	2	2

	6,416	5,123

Deferred tax asset
U.S. deferred tax asset	156	143

4. Basic and diluted loss per share

	For the Three Months Ended March 31,
	2024	2023
	(in thousands, except per share data)
	£	£
Loss for the period	(6,838)	(7,867)

Basic and diluted weighted average number of shares	53,577	52,379
Basic and diluted loss per share	(0.13)	(0.15)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.2 million as of March 31, 2024 (as of December 31, 2023: £2.1 million).

During the three months ended March 31, 2024, the Company acquired intangible assets with a cost of £0.1 million in relation to patents.

6. Cash and cash equivalents

	March 31, 2024	December 31, 2023
	(in thousands)
	£	£
Cash and cash equivalents	12,868	17,225

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the three months ended March 31, 2024, 6,273,782 share options were granted under the 2020 Long-Term Incentive Plan (three months ended March 31, 2023: 2,648,764 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling.

Grant date	Mar-13-2024	Mar-13-2024	Mar-13-2024
Vesting dates	Mar-13-2025	Mar-13-2025	Mar-13-2025
	Mar-13-2026	—	Mar-13-2026
	Mar-13-2027	—	Mar-13-2027
	Mar-13-2028	—	Mar-13-2028
Volatility[1]	104.73%	110.40%	111.25%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	3.92%	4.06%	4.03%
Fair value of option at grant date[1]	£0.22	£0.20	£0.27
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.30	£0.30	£0.04
Lapse date	Mar-13-2034	Mar-13-2034	Mar-13-2034
Expected option life (years)[1]	4.5	3.0	3.5
Number of options granted	4,532,313	234,375	842,000

Grant date	Mar-13-2024	Mar-13-2024	Mar-13-2024
Vesting dates	Mar-13-2025	Mar-13-2025	Mar-13-2025
	Mar-13-2026	—	—
	Mar-13-2027	—	—
	Mar-13-2028	—	—
Volatility[1]	111.50%	125.90%	103.00%
Dividend yield	0%	0%	0%
Risk-free investment rate[1]	4.21%	4.27%	4.59%
Fair value of option at grant date[1]	£0.27	£0.27	£0.26
Fair value of share at grant date	£0.30	£0.30	£0.30
Exercise price at date of grant	£0.04	£0.04	£0.04
Lapse date	—	Mar-13-2034	—
Expected option life (years)[1]	2.5	2.0	1.0
Number of options granted	547,906	93,750	23,438

1.	Represents the average for the options granted.

For the three months ended March 31, 2024, the Company recognized £0.6 million of share-based payment expense in the statement of operations (three months ended March 31, 2023: £1.1 million).

8. Share capital and share premium

	March 31, 2024	December 31, 2023
	(in thousands)
	£	£
Share capital	2,266	2,114
Share premium	142,604	141,306

	144,870	143,420

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	56,660	52,860

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2023	52,860	2,114	141,306
Exercise of share options	60	2	1
Issue of share capital	3,740	150	1,297

Balance at March 31, 2024	56,660	2,266	142,604